EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2011 (Cdn$ millions)	Total	Due in Less Than 1 Year	Due in 1 - 3 Years	Due in 4 - 5 Years	Due After 5 Yrs
Long-term debt	801	—	6	299	496
BPLP capital lease	146	15	35	43	53
Interest on long-term debt	270	43	85	67	76
Interest on BPLP capital lease	43	10	17	11	4
Provision for reclamation	577	10	40	47	480
Provision for waste disposal	22	4	7	11	—
Other liabilities	507	—	—	—	507
Unconditional product purchase commitments [1,2]	1,457	308	581	128	440
Total contractual cash obligations	3,823	390	771	606	2,056

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2011 rate of Cdn $1.017.
[2]	Virtually all of Cameco Corporation’s product purchase obligations are under long-term, fixed-price arrangements.

Commercial Commitments

As at December 31, 2011 (Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	670
BPLP guarantees [2]	69
Total commercial commitments	739

[1]

The standby letters of credit maturing in 2012 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]

At December 31, 2011, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn $77 million. Refer to note 31 in the 2011 consolidated audited financial statements.